UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries
(Full title of the plan)

S&P Global Inc.
55 Water Street
New York, NY 10041
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

As of December 31, 2022 and 2021 and
For the Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Financial Statements and Supplemental Schedule

As of December 31, 2022 and 2021 and
For the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

New York, New York
June 23, 2023

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(in thousands)	December 31
	2022	2021
Assets
Investments in S&P Global Inc. Savings Plans Master Trust Fund, at fair value	$2,937,861	$3,642,350
Fully benefit-responsive investment contracts, at contract value	351,543	348,437
Total plan assets in Master Trust Fund	3,289,404	3,990,787

Self-Directed Accounts	23,293	24,614
Employer contributions receivable	32,278	31,850
Notes receivable from participants	9,812	9,969
Total assets	3,354,787	4,057,220

Net assets available for benefits	$3,354,787	$4,057,220
See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statement of Changes in Net Assets Available for Benefits

(in thousands)	Year Ended
December 31, 2022
Additions (reductions) to net assets attributed to:
Net investment loss:
Net investment loss from S&P Global Inc. Savings Plans Master Trust Fund	$(644,728)
Net depreciation in fair value of investments	(5,428)
Total net investment loss	(650,156)
Interest income on notes receivable from participants	531
Contributions:
Employer	77,414
Employee	81,288
Total contributions	158,702
Total reductions	(490,923)

Deductions from net assets attributed to:
Benefit payments and withdrawals	(211,836)
Total deductions	(211,836)

Net decrease in net assets before transfers	(702,759)
Net asset transfers in (Note 1)	326
Total decrease in net assets after transfers	(702,433)

Net assets available for benefits:
Beginning of year	4,057,220
End of year	$3,354,787
See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Notes to Financial Statements

As of December 31, 2022 and 2021 and
For the Year Ended December 31, 2022

(All dollar amounts in thousands, except otherwise noted)

1.    Plan Description

General

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the “Plan”) is a defined contribution plan sponsored by S&P Global Inc. (the “Company”). The Plan has a 100% interest in the S&P Global Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, Northern Trust Collective S&P 600 Index Fund – Non-Lending, Stable Assets Account, S&P Global Inc. Stock Account, Money Market Account, U.S. Small-MidCap Equity Account, U.S. Large Cap Equity Account, International Equity Account, Fixed Income Account, International Equity Index Fund and Target Retirement Funds (the “Investment Accounts”). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self-Directed Accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Administration of the Plan

The Plan is administered by the Company's US Benefits Committee (the “Plan Administrator”) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company. The trustee for the Plan is The Northern Trust Company (the “Trustee”) and Alight Solutions is the recordkeeper for the Plan.

The Investment Accounts for the Plan are managed by the Retirement Plan Investment Committee and by outside investment managers. The Retirement Plan Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plan Investment Committee.

Eligibility

Employees of participating units of the Company have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Contributions

Participants may elect to contribute up to 25% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (“IRC”). The Plan limits after-tax contributions by highly compensated employees to 3% of earnings. The annual deferral limit as set by the IRC was $20.5 in 2022. The annual compensation limit set by the IRC was $305 in 2022. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to the Internal Revenue Service (“IRS”) limit of $6.5 in 2022. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the IRC. If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant. The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered qualified Roth distributions under the IRC, such distributions are not subject to taxes. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

The Company matches 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee.

The assets of the Plan may be invested in the Investment Accounts, as well as the Self-Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes for future allocations.
Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed $26,103 for the 2022 plan year in 2023 which is included in Employer contributions receivable in the accompanying Statements of Net Asset Available for Benefits for the year ended December 31, 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participants' account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions shall vest as follows:

After:	Vested Percentage
2 years of continuous service	20% vested
3 years of continuous service	40% vested
4 years of continuous service	60% vested
5 years of continuous service	100% vested

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce employer contributions for the current plan year. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $1,064 and $1,071, respectively. Forfeited participant benefits used to reduce employer contributions for 2022 were $1,064.

Benefit Payments

The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59½, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.
The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

On termination of service due to death, disability, retirement, or any other reason, a participant may elect to receive a lump sum distribution of the participant's vested account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan terms may range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates. The interest rate, determined quarterly, is set at 2% above the prime rate, as defined in the Plan. Principal and interest are typically paid ratably through regular payroll deductions.

Plan Termination

While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

Asset Transfers

In 2022, The Climate Service, Inc. 401(k) Retirement Plan was merged into the Plan. As a result of the merger, net assets in the amount of $326 were transferred into the Plan and are included in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 — Fair Value Measurements for further discussion and disclosures related to fair value measurements.

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self-Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self-Directed Accounts are credited with earnings or charged with losses and expenses based on the performance of the individual investments within these accounts. Income and expenses for the investments in the Stable Assets Account are accrued for on a daily basis to allow for the calculation of a daily net asset value (“NAV”). The Stable Assets Account is credited with earnings or charged with losses on a monthly basis by the Trustee, after account statements are provided by the issuers.

Investment Loss

Net investment loss from the Plan’s interest in the Master Trust consists of realized gains or losses and the unrealized appreciation (depreciation) in the fair value or contract value of those investments, as well as interest and dividends earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year in investments held outside of the Master Trust.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.    Federal Income Tax Status

The Plan received a determination from the IRS dated February 23, 2017 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Fair Value Measurements

In conformity with Accounting Standard Codification 820, “Fair Value Measurements and Disclosures”, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). During the years ended December 31, 2022 and 2021, there were no transfers between levels. The three levels of the fair value hierarchy under ASC 820 are defined as follows:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Unobservable inputs for the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self-Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
•Investment Accounts - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.
•Self-Directed Accounts - The Self-Directed Accounts hold mutual funds and money market funds valued at the quoted net asset value of shares held by the Plan at the valuation date.
The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
•Common stock - Valued at quoted market prices.
•S&P Global Inc. common stock - Valued at quoted market prices.

•Corporate debt - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.
•Mutual funds - Valued at the quoted NAV of shares held by the Master Trust at the valuation date. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.
•Common collective trust funds - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The common collective trust funds seek to provide long-term capital appreciation and income by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index, Northern Trust Collective S&P 600 Index Fund – Non-Lending and other various asset classes. There are currently no redemption restrictions on these investments and the redemption frequency and notice period are daily. Funding commitments are not applicable for these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2022 and 2021. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

(in thousands)	Assets at Master Trust Level
	as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Common stock	$95,115	$—	$—	$95,115
S&P Global Inc. common stock	402,031	—	—	402,031
Mutual funds	50,820	—	—	50,820
Total	$547,966	$—	$—	$547,966

Common collective trust funds measured at net asset value as a practical expedient:
Common stock funds (a)	$271,339
Stock index funds (b)	969,735
Money market funds (c)	128,538
Target date retirement funds (d)	970,661
Short-term investment fund (e)	6,325
Fixed income fund (f)	42,848
Total assets at fair value	$2,937,412

(in thousands)	Assets at Master Trust Level
	as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Common stock	$238,777	$—	$—	$238,777
S&P Global Inc. common stock	567,080	—	—	567,080
Mutual funds	59,360	—	—	59,360
Total	$865,217	$—	$—	$865,217

Common collective trust funds measured at net asset value as a practical expedient:
Common stock funds (a)	$234,188
Stock index funds (b)	1,187,875
Money market fund (c)	123,059
Target date retirement funds (d)	1,182,336
Short-term investment fund (e)	5,798
Fixed income fund (f)	44,959
Total assets at fair value	$3,643,432

(a) At both December 31, 2022 and 2021 this category of funds includes Harding Loevner International Equity Collective Investment Fund, Schroder International Multi-Cap Value Trust, Winslow Large Cap Growth Fund and Jackson Square Partners Collective Investment Trust which are all comingled funds. At December 31, 2022, this category of funds also includes the Northern Trust Collective S&P 600 Index Fund – Non-Lending.
(b)    At both December 31, 2022 and 2021, this category of funds includes the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index and International Equity Index Fund.
(c)    At both December 31, 2022 and 2021, this category of funds includes short-term debt securities.
(d)    At both December 31, 2022 and 2021, this category of funds includes the following Target Retirement Funds: Income, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and 2065.
(e)    At both December 31, 2022 and 2021, this category of funds includes a short-term investment fund that is a common collective trust vehicle. Any cash that is held in portfolios of separately managed accounts is swept into this short-term investment fund.
(f)    At December 31, 2022 and 2021, this category of funds includes U.S. and foreign government and corporate fixed income securities.

(in thousands)	Assets at Plan Level
	Level 1	Level 2	Level 3	Total
	December 31, 2022
Self-Directed Accounts	$23,293	$—	$—	$23,293
Total Plan assets outside the Master Trust	$23,293	$—	$—	$23,293

	December 31, 2021
Self-Directed Accounts	$24,614	$—	$—	$24,614
Total Plan assets outside the Master Trust	$24,614	$—	$—	$24,614

5.    Investments
As of December 31, 2022 and 2021, the Plan had a 100% interest in the Master Trust. The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of:

(in thousands)	December 31
	2022	2021
Assets
Investments, at fair value
Common stock	$95,115	$238,777
Common collective trust funds	2,389,446	2,778,215
S&P Global Inc. common stock	402,031	567,080
Mutual funds	50,820	59,360

Investments, at contract value
Fully benefit-responsive investment contracts:
Transamerica Premier Life Ins. - MDA01255TR, 2.77% and 2.47% at December 31, 2022 and 2021, respectively	107,007	105,681
RGA Reinsurance Company - RGA00089, 2.21% and 1.32% at December 31, 2022 and 2021, respectively	126,023	125,591
Prudential Insurance Co. of America - GA-62450, 2.43% and 2.25% at December 31, 2022 and 2021, respectively	118,513	117,165
	3,288,955	3,991,869
Receivables
Due from broker on pending trades	449	295
Total receivables	449	295

Liabilities
Accrued investment management expenses	—	(1,377)
Total liabilities	—	(1,377)

Net assets of the Master Trust	$3,289,404	$3,990,787

A summary of the net investment loss for the Master Trust is as follows:

(in thousands)	Year Ended
December 31, 2022
Net investment loss
Net depreciation in fair value of investments	$(657,475)
Dividend and interest income	14,629
Expenses
Administrative and other expenses	(1,882)
Total net investment loss	$(644,728)

Guaranteed Investment Contracts

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the synthetic investment contracts for the Plan was $351,543 and $348,437 as of December 31, 2022 and 2021, respectively.

The Transamerica Premier Life Insurance contract, the RGA Reinsurance Company contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets monthly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the month in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

Self-Directed Accounts

Self-Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to approximately 15,000 mutual funds. These funds are not reviewed or monitored by the Company’s Retirement Plan Investment Committee.

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. During 2022, the Plan held derivative securities that included forward and futures contracts in the underlying equity portfolios of the International Equity Account and S&P 600 Index Account. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments. As of December 31, 2022, the S&P 600 Index Account was liquidated and replaced with the Northern Trust Collective S&P 600 Index Fund – Non-Lending. As of December 31, 2022 there were no derivative financial instruments included in the Plan's investments.

The notional and fair value of derivative financial instruments included in the Plan’s investments, and within the Plan’s Master Trust, as of December 31, 2021 was as follows:

(in thousands)	December 31, 2021
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Futures contracts	$—	$2,125	$—	$4
Total	$—	$2,125	$—	$4

6.    Related-Party Transactions

The Master Trust holds units of common collective trust funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. The Company paid in 2022 approximately $447 in professional and administrative fees on behalf of the Plan. These transactions qualify as party-in-interest transactions under ERISA.

7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Differences between Financial Statements and Form 5500

The Plan records the synthetic GICs at contract value on the statements of net assets available for benefits. These contracts are recorded at fair value on the Form 5500; therefore, the adjustment from contract value to fair value represents a reconciling item. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

(in thousands)	2022	2021
Net assets available for benefits per the financial statements	$3,354,787	$4,057,220
Deemed distributions of participant loans	(274)	(274)
Adjustments from contract value to fair value for fully benefit-responsive contracts	(21,441)	9,899
Net assets available for benefits per Form 5500	$3,333,072	$4,066,845

The following is a reconciliation of total reductions per the financial statements to total reductions per the Form 5500 for the year ended December 31:

(in thousands)	2022
Total reductions per the financial statements	$(490,923)
Adjustment from contract value to fair value for fully-benefit responsive investment contracts at December 31, 2022	(21,441)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2021	(9,899)
Total reductions per Form 5500	$(522,263)

The following is a reconciliation of benefit payments and withdrawals per the financial statements to benefit payments per the Form 5500 for the year ended December 31:

(in thousands)	2022
Benefit payments and withdrawals per the financial statements	$211,836
Deemed distributions of participant loans at December 31, 2022	274
Deemed distributions of participant loans at December 31, 2021	(274)
Benefit payments per Form 5500	$211,836

9.    Subsequent Events

Management has evaluated its December 31, 2022 financial statements for subsequent events for the Plan through June 23, 2023, the date the financial statements were available for issuance.

On February 28, 2022, the Company completed the merger with IHS Markit. Effective January 1, 2023, the IHS Markit 401(k) profit sharing plan merged into and became part of the Plan. Employees became participants in the Plan effective January 1, 2023 and approximately $1,219,500 of net assets from participants were transferred to the Plan. Additionally, on January 1, 2023, Fidelity Workplace Services LLC and Fidelity Management Trust Company replaced Alight Solutions as the Plan’s recordkeeper and The Northern Trust Company as the Plan’s trustee, respectively.

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

EIN #13-1026995 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2022

(in thousands)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*Notes receivable from participants	Interest rates ranging from 4.25% – 7.50%, maturing through October 31, 2031	$9,812
Self-Directed Accounts	Mutual funds and money market funds, presented at fair value	23,293
*    Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Date:	June 23, 2023	By:	/s/ Anand Iyer
Anand Iyer
Member and Chairperson of the US Benefits Committee of S&P Global Inc.